UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48-313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shearson Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7000 Palmetto Park Rd. Suite 306
(No. and Street)

Boca Raton (City) FL (State) 33433 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jed Kaplan 561-613-4727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name – *if individual, state last, first, middle name*)

5489 Wiles Rd, Unit 303 (Address) Coconut Creek (City) FL (State) 33073 (Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Jed Kaplan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shearson Financial Services, LLC, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BONNIE BRENNER
Notary Public - State of Florida
Commission # FF 202154
My Comm. Expires Mar 8, 2019
Bonded through National Notary Assn.

Signature

CEO

Title

Bonnie Brenner

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shearson Financial Services, LLC

Statement of Financial Condition [with supplemental information as required by Rule 17a-5 of the Securities and Exchange Commission]

December 31, 2018

SHEARSON FINANCIAL SERVICES, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members
of Shearson Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shearson Financial Services, LLC as of December 31, 2018, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Shearson Financial Services, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Shearson Financial Services, LLC's management. Our responsibility is to express an opinion Shearson Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shearson Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 of the Securities Exchange Act of 1934 and Schedule of Aggregate Indebtedness (exemption) and Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Shearson Financial Services, LLC financial statements. The supplemental information is the responsibility of Shearson Financial Services, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 of the Securities Exchange Act of 1934 and Schedule of Aggregate Indebtedness (exemption) and Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Shearson Financial Services, LLC's auditor since May, 2017.
Coconut Creek, Florida
March 14, 2019

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

CASH AND CASH EQUIVALENTS	$	178,398
DEPOSIT WITH CLEARING ORGANIZATION		200,000
RECEIVABLE FROM CLEARING ORGANIZATION		32,191
MARKETABLE SECURITIES, AT FAIR VALUE		201
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $194,126		67,550
DEPOSITS		11,500
TOTAL ASSETS	$	489,840

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	44,413
Payable to brokers		136,468
Secured clearing organization loans		35
Total liabilities		180,916
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		308,924
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	489,840

See accompanying notes.

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

REVENUES		
Net trading profits	$	2,253,113
Commissions		1,480,789
Interest and dividends		3,735
Total revenues		3,737,637
EXPENSES		
Clearing charges		175,919
Commissions to brokers		2,121,491
Salaries and related costs		296,381
General and administrative expenses		816,919
Total expenses		3,410,710
NET INCOME	$	326,927

See accompanying notes.

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

		Total
Member's Equity as of December 31, 2017	$	321,707
Capital Withdrawals		(339,710)
Net income		326,927
Member's Equity as of December 31, 2018	$	308,924

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	326,927
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,138
Changes in operating assets and liabilities:		
Marketable securities, at fair value		334
Receivable from clearing organization		17,262
Payable to brokers		(5,512)
Secured clearing organization loan borrowings, net		(176)
Accounts payable and accrued liabilities		(38,166)
Total adjustments		(21,120)
Net cash provided by operating activities		305,807
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Member		(339,710)
Net cash used in financing activities		(339,710)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(33,903)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		212,301
CASH AND CASH EQUIVALENTS - END OF YEAR	$	178,398
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	5,000

SHEARSON FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Shearson Financial Services, LLC (the "Company") is a broker-dealer specializing in fixed income and equity securities. The Company acts in a principal capacity, buying and selling for its own account and trading with other dealers, and in an agency capacity, buying and selling securities for its customers and earning a commission. The Company is a broker-dealer registered with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA].

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Deposit with clearing organization

The deposit with clearing organization consists of $200,000 on deposit with RBC Dain pursuant to the Company's clearing agreement. As long as the Company continues to use the clearing and execution services of RBC Dain, the Company is required to maintain this fund on deposit.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 5].

Securities owned, at fair value

Securities are valued at fair value.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense in the period they are incurred. The Company has established $500 as the threshold amount for minimum capitalization.

Depreciation is computed on the straight-line method over seven years for furniture and fixtures and five years for equipment. Certain art pieces included in property and equipment are not depreciated as they do not have a determinable useful life.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company, with the member's consent, has elected to be treated as an S Corporation for federal tax purposes. Under this election, no provision for income taxes is made since such taxes are included in the personal return of the member.

The Company assesses its unrecognized tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Management believes the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2015.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America [GAAP] requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers on January 1, 2018, the date the guidance became effective for us. The Company adopted the guidance using the modified retrospective method (i.e. applied prospectively effective January 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606.

The Company earns revenue from full service brokerage and trading.

All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time. The Company provides the client with trade execution services and the customer will pay the trading fees imposed by the broker. The majority of our revenue arrangements generally consist of two performance obligations to transfer promised goods (trade execution and custody services). Fees for trade execution are paid per trade. The fees noted our agreements are primarily variable based on assets under management and recognized at the time the service is provided.

The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses.

Fair value measurement

FASB ASC 820 defined fair value as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. There is a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The hierarchy is summarized in the three broad levels listed below:

Level 1   -   quoted prices in active markets for identical investments

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of fair value accounting, the following valuation techniques were employed:

Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over the counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by reputable independent pricing sources selected by management. The Company has sole and absolute discretion in valuing any positions for which market quotations are not readily available or in adjusting the valuation of any other positions. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy.

Commercial Mortgage-Backed Securities (CMBS) and Asset-Backed Securities (ABS)

CMBS and ABS may be valued based on external price/spread data. When position-specific external price data are not observable, the valuation is based on prices of comparable securities. Included in this category are certain interest-only securities, which, in the absence of market prices, are valued as a function of observable whole-bond prices and cash flow values of principal-only bonds using current market assumptions at the measurement date. CMBS and ABS are categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842),* as amended. This guidance requires a lessee to account for leases as finance or operating leases, and disclose key information about leasing arrangements. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its balance sheet, with differing methodology for income statement recognition, depending on the lease classification. The standard is effective for us on January 1, 2019. The standard allows lessees and lessors to apply either, 1) a modified retrospective approach for leases existing or entered into after the beginning of the earliest comparative period in the Financial Statements, or 2) a prospective transition approach for leases existing as of January 1, 2019 with a cumulative effect adjustment to be recorded to retained earnings.

The Company will adopt the standard effective January 1, 2019, and expects to elect certain of the practical expedients permitted, including the expedient that permits the Company to retain its existing lease assessment and classification. The Company is currently working through an adoption plan which includes the evaluation of lease contracts compared to the new standard. The Company is currently evaluating the impact the new guidance will have on its financial position and results of operations.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit losses (Topic 326) (*"ASU 2016-13"), which requires the immediate recognition of management's estimates of current expected credit losses. ASU 2016-13 is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2019. Early adoption is permitted after fiscal years beginning December 15, 2018. The Company is currently evaluating the potential impact of adopting this guidance on our financial statements.

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurements (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement*. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820. The ASU is effective for the Registrants for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently assessing the impact of this standard on their Financial Statements.

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The Company does not believe that the adoption of any other recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2.   **RECEIVABLE FROM CLEARING ORGANIZATION**

The Company clears all of its transactions through RBC Dain on a fully disclosed basis. The amount receivable from the clearing organization totaled $32,191.

NOTE 3.   **FAIR VALUE MEASUREMENT**

The following table presents information about the Company's financial assets measured at fair value as of December 31, 2018:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed income securities	$ -	$ 201	$ -	$ 201

The carrying amount of those assets and all other assets and liabilities noted on the balance sheet are reflected at fair value due to the short-term nature of the liabilities.

NOTE 4.   COMMITMENTS AND CONTINGENCIES

The Company is obligated under a non-cancelable lease agreement for its office facility in Boca Raton, Florida, which expired in April 2016. In May 2016, the Company extended its lease through April 2019. Monthly rent expense is approximately $3,000, excluding common area maintenance fees.

Approximate future minimum payments under the non-cancelable lease for the years subsequent to December 31, 2018 are as follows:

2019	$	12,000
Total	$	12,000

Total rent expense including common area maintenance fees was $116,249 for the year ended December 31, 2018. The Company has not extended its lease agreement as of March 13, 2019.

NOTE 5.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC's Uniform Net Capital Rule 15c3-1, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. Under the rule, the ratio of Aggregate Indebtedness to the Net Capital should not exceed 15 to 1. At December 31, 2018, the Company's "Net Capital" was $229,867, which exceeded the requirements by $129,867. The ratio of "Aggregate Indebtedness" to "Net Capital" was .79 to 1 at December 31, 2018.

NOTE 6.   PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2018 are as follows:

Furniture and Fixtures	$	185,581
Office Equipment		76,095
		261,676
Less accumulated depreciation		(194,126)
	$	67,550

Depreciation expense was $5,138 for the year ended December 31, 2018.

SHEARSON FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 7.   OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions including To-Be-Announced Securities (TBA). These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The trading of TBAs is conducted with other registered broker-dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized market valuation gains/losses recorded in the Statement of Financial Condition.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits ($250,000) and cash and investments in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances. Securities held by these financial institutions did not exceed SIPC limits at December 31, 2018. The Company did not have any cash in excess of federally insured limits at December 31, 2018.

NOTE 8. **SECURED CLEARING ORGANIZATION LOANS**

Secured clearing organization loans are used to finance the Company's proprietary trading activities. Secured clearing organization loans totaling $35 are collateralized by the Company's marketable securities as of December 31, 2018. Interest expense incurred on these borrowings totaled $5,000 for the year ended December 31, 2018 and is included in general and administrative expenses in the accompanying statement of income.

NOTE 9. **SUBSEQUENT EVENTS**

Under the provisions set forth in FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through March 14, 2019, and has determined that there are no material events that would require adjustment to or additional disclosure herein.

SUPPLEMENTARY INFORMATION

SHEARSON FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2018

Member's equity	$	308,923
NON-ALLOWABLE ASSETS		
Property and equipment		67,550
Other assets		11,500
Total non-allowable assets		79,050
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		229,873
HAIRCUTS ON SECURITY POSITIONS		6
NET CAPITAL		229,867
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR		
6 2/3% OF AGGREGATE INDEBTEDNESS OF $180,916		100,000
EXCESS NET CAPITAL	$	129,867
RECONCILIATION OF NET CAPITAL		
NET CAPITAL, AS REPORTED IN THE COMPANY'S PART IIA ORIGINALLY-FILED (UNAUDITED) FOCUS REPORT	$	184,443
Liability Adjustments:		
Less: Commissions payable		3,532
Add: Legal fees		(13,108)
Less: Accrued expenses		55,000
NET CAPITAL PER PRECEDING	$	229,867

SHEARSON FINANCIAL SERVICES, LLC
SCHEDULE OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2018

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.79 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	44,413
Payable to brokers		136,468
Secured clearing organization loans		35
Total aggregate indebtedness	$	180,916

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2018

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

SHEARSON FINANCIAL SERVICES, LLC
EXEMPTION REPORT
DECEMBER 31, 2018

Shearson Financial Services, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17C.F.R. §240.15c3-3(k)(2)(ii), and the Company met the exemption provisions throughout the year ended December 31, 2018 without exception.

Shearson Financial Services, LLC.



_____
Jed Kaplan
CEO

Date: _____3|13|19._____



ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
of Shearson Financial Services LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Shearson Financial Services LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shearson Financial Services LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" (exemption provisions) and (2) Shearson Financial Services LLC stated that Shearson Financial Services LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Shearson Financial Services LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shearson Financial Services LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Coconut Creek, Florida

March 14, 2019

.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Managers and Members of Shearson Financial Services LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Shearson Financial Services LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Shearson Financial Services LLC for the year ended December 31, 2018 , solely to assist you and SIPC in evaluating Shearson Financial Services LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Shearson Financial Services LLC's management is responsible for Shearson Financial Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Coconut Creek, Florida

March 14, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended December 31

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Shearson Financial Services
7000 W. Palmetto Park Rd.
Suite 306
Boca Raton FL 33433

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jed Kaplan, 561-613-4727

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 4,236
B.	Less payment made with SIPC-6 filed (**exclude interest**) 8/01/2018 Date Paid	(2,136)
C.	Less prior overpayment applied	(----)
D.	Assessment balance due or (overpayment)	2,100
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	----
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,100

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 2,100

H. Overpayment carried forward $(----)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Shearson Financial Services, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 2 day of Feb, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2018
and ending December 31, 2018

	Eliminate cents
m No. . Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,737,637

. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ----

(2) Net loss from principal transactions in securities in trading accounts. ----

(3) Net loss from principal transactions in commodities in trading accounts. ----

(4) Interest and dividend expense deducted in determining item 2a. ----

(5) Net loss from management of or participation in the underwriting or distribution of securities. ----

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ----

(7) Net loss from securities in investment accounts. ----

Total additions ----

:. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 732,762

(2) Revenues from commodity transactions. ----

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 175,809

(4) Reimbursements for postage in connection with proxy solicitation. ----

(5) Net gain from securities in investment accounts. ----

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ----

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ----

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C): ----

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5000

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ----

Enter the greater of line (i) or (ii) 5000

Total deductions 913,571

d. SIPC Net Operating Revenues $ 2,824,066

e. General Assessment @ .0015 $ 4,236

(to page 1, line 2.A.)

2

SHEARSON FINANCIAL SVCS
FIRM CASH ACCOUNT
C/O JED KAPLAN
7000 W PALMETTO PARK ROAD
SUITE 306
BOCA RATON FL 33433-3439

2140
62-15/311

2/28/19

Date

Pay to the
Order of _____ S I P C _____ | $ 2,100 —

Two Thosand One Hundred ⊘ ——— Dollars

 RBC Capital Markets, LLC,
Member NYSE/FINRA/SIPC.
225 Liberty Street
New York, NY 10281 (800) 933-9946

Expense
Code

For _____ 2018- SIPC-7 _____

⑆031100157⑆ 4281998784⑈ 2140

Husband Clarke